UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Kamada Ltd.

(Name of Issuer)

Ordinary Shares, par value NIS 1.0 per share

(Title of Class of Securities)

M6240T 109
(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M6240T 109

1	NAME OF REPORTING PERSON: Gov Financial Holdings Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: -0- Ordinary Shares
	6	SHARED VOTING POWER: 2,895,644 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 2,895,644 Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 2,895,644 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 6.47%**
12	TYPE OF REPORTING PERSON: CO

*	Gov Financial Holdings Ltd. (“Gov”) is wholly-owned by Mr. Leon Recanati, who exercises sole voting and investment power over the shares held by Gov.

**	Calculated based on 44,742,963 ordinary shares of the Issuer outstanding as of December 31, 2020.

CUSIP No. M6240T 109

1	NAME OF REPORTING PERSON: Leon Recanati I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions): (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER: 704,402 Ordinary Shares
	6	SHARED VOTING POWER: 2,895,644 Ordinary Shares*
	7	SOLE DISPOSITIVE POWER: 704,402 Ordinary Shares
	8	SHARED DISPOSITIVE POWER: 2,895,644 Ordinary Shares*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,599,686 Ordinary Shares*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 8.04%**
12	TYPE OF REPORTING PERSON: IN

*	Mr. Recanati directly holds 677,479 ordinary shares of the Issuer and options to purchase 26,563 ordinary shares of the Issuer currently exercisable or exercisable within 60 days of December 31, 2020. In addition, Mr. Recanati indirectly owns 2,895,644 ordinary shares of the Issuer through Gov, which is wholly-owned by Mr. Leon Recanati.

**	Calculated based on 44,742,963 ordinary shares of the Issuer outstanding as of December 31, 2020.

CUSIP No. M6240T 109

Item 1.

(a)	Name of Issuer: Kamada Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

2 Holzman St., Science Park,

P.O. Box 4081,

Rehovot, 7670402, Israel

Item 2.

(a)	Name of Person Filing:

Gov Financial Holdings Ltd.

Leon Recanati

I.R.S. Identification No. of above person (entities only): N/A

(b)	Address of Principal Business Office or, if none, Residence:

27 Yoav St. 69081, Israel

(c)	Citizenship: Israel

(d)	Title of Class of Securities: Ordinary Shares, par value NIS 1.0 per share (“Ordinary Shares”)

(e)	CUSIP Number: M6240T 109

Item 3.	Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

Gov Financial Holdings Ltd. 2,895,644 Ordinary Shares

Leon Recanati 3,599,686 Ordinary Shares

(b)	Percent of class:

Gov Financial Holdings Ltd. 6.47%*

Leon Recanati 8.04%*

(c)	Number of shares as to which person has:

(i)	Sole power to vote or to direct the vote: See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote: See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 of each cover page.

*	Calculations are based on 44,742,963 Ordinary Shares of the Issuer outstanding as of December 31, 2020.

CUSIP No. M6240T 109

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

Not applicable.

CUSIP No. M6240T 109

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2021

/s/ Leon Recanati
By:	Gov Financial Holdings Ltd.
Name:	Leon Recanati
Title:	Chairman and CEO

/s/ Leon Recanati
By:	Leon Recanati

CUSIP No. M6240T 109

EXHIBIT NO.	DESCRIPTION

Exhibit 99.1	Joint Filing Agreement, dated February 11, 2021